February 27, 2007

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 3720

Washington, D.C. 20549

Re:	Primus Telecommunications Group, Incorporated

Form 10-K for the year ended December 31, 2005 filed on March 16, 2006

Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006

Dear Mr. Spirgel:

I am responding to the comments of the staff of the Securities and Exchange Commission, as set forth in your letter dated February 5, 2007. Subject to the Staff’s review and comment, Primus offers the following responses, and as appropriate, plans to reflect these in our forthcoming Form 10-K for the year ended December 31, 2006.

Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006

Notes to Consolidated Financial Statements

Note 5. Asset Impairment, page F-15

1.	We refer to your response to comment 2. In allocating the impairment of the long-lived asset group, you recorded a reduction of goodwill since it was included in the asset group. Paragraph 14 of SFAS 144 states that the impairment loss for an asset group should reduce only the carrying amounts of the long-lived assets of the group. Although goodwill is included in the asset group for the purpose of measuring the amount of an impairment, any loss should be allocated only to long-lived assets, not goodwill. Please recalculate the allocation of the impairment loss and revise your financial statements, as needed.

Primus’ Response:

Larry Spirgel

United States Securities and Exchange Commission

Consistent with the Staff’s question, we agree that goodwill is included in the asset group for the purpose of measuring the amount of impairment, and that the conventional application of recording any loss is to allocate only to long-lived assets, not goodwill. We also recognize that the reference to an SFAS No. 144 impairment to goodwill in our previous letter dated January 19, 2007 was not representative of the substance of our overall allocation of the $209 million impairment.

To follow the guidance in the first sentence of SFAS No. 144, para. 14, we would have impaired our fixed assets by approximately $209 million and then conducted an additional impairment test for goodwill under SFAS No. 142, after the carrying values of our fixed assets were adjusted. The ensuing SFAS No. 142 analysis would have generated no significant additional impairment. The following table illustrates the impairment under our allocation, as compared to the allocation method suggested:

As disclosed (In millions)	Opening NBV	SFAS No. 144 Impairment Charge	SFAS No. 142 Impairment Charge	Final Book Value
Fixed assets	$257.0	$(151.8)	$—	$105.2
Goodwill	86.8	(51.1)	(0.8)	34.9
Customer lists	8.8	(5.3)	—	3.5

	$352.6	$(208.2)	$(0.8)	$143.6

As suggested (In millions)	Opening NBV	SFAS No. 144 Impairment Charge	SFAS No. 142 Impairment Charge	Final Book Value
Fixed assets	$257.0	$(201.3)	$—	$55.7
Goodwill	86.8	—	(1.8)	85.0
Customer lists	8.8	(6.9)	—	1.9

	$352.6	$(208.2)	$(1.8)	$142.6

As the table above illustrates, the final book value of fixed assets when applying paragraph 14 of SFAS No. 144 would result in a recorded amount of $55.7 million and a recorded goodwill amount of $85 million. We believe that this is an inappropriate result for the following reasons:

•	As stated in SFAS No. 144, para. 7, “An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value.”

•	Our fixed assets, which are essentially comprised of our global telecommunications network, have a fair value well in excess of $55.7 million. Our telecommunications network consists of the following:

Larry Spirgel

United States Securities and Exchange Commission

(a)	16 carrier-grade international and domestic switching facilities which are inter-connected to our domestic and international fiber optic network as well as the networks of most major carriers within the world;
(b)	An international fiber optic network connecting our international gateway switches around the world;
(c)	A domestic fiber optic long distance network within certain countries;
(d)	ATM switches and IP routers in select markets around the world, which leverage our fiber optic cable facilities and are connected to our approximately 350 POPs, as well as Internet peering/transit points with other carrier;
(e)	In select markets, recently installed DSL equipment to offer high-speed Internet access;
(f)	A global VOIP network with an open network architecture which connects with our partners in over 150 countries through the use of open settlement protocol (OSP); and
(g)	Data center facilities in select markets to provide co-location, managed hosting, etc. services.

•

We acknowledge, as the Financial Accounting Standards Board (FASB) does in Para. B43 of SFAS No. 144, that there is a practical problem in determining fair value of certain types of long-lived assets (asset groups) that do not have observable market prices. However, we firmly believe a more accurate estimate of fair value is in excess of $100 million. In arriving at our estimate of fair value, we performed at the geographic and asset class levels a bottoms-up analysis of our fixed assets (primarily our global telecommunications network) and estimated what the fair value would be consistent with performing a complete replacement cost analysis. In performing our analysis, we relied upon the provisions of SFAS No. 141, para. 37(d), which states:

37. The following is general guidance for assigning amounts to assets acquired and liabilities assumed, except goodwill:

d.	Plant and equipment

(1) To be used, at the current replacement cost for similar capacity* unless the expected future use of the assets indicates a lower value to the acquiring entity

* FAS141, Footnote 12—Replacement cost may be determined directly if a used-asset market exists for the assets acquired. Otherwise, the replacement cost should be estimated from the replacement cost new less estimated accumulated depreciation.

Based upon this analysis, we estimated our fixed assets to be $105 million. Notwithstanding the FASB’s acknowledgement of difficulties in making estimates about assets without quoted market prices, we are confident our estimates are

Larry Spirgel

United States Securities and Exchange Commission

reasonably accurate in that leading up to our second quarter and through today, our executive management team and our global network engineers constantly evaluate our global telecommunications network in order to determine if: (a) there are any aspects of our network that need to be decommissioned in order to save maintenance fees or eliminate unnecessary redundancies and (b) expand or improve our global telecommunications network in order to eliminate certain carrier charges and enhance our operating margins. For example, in Australia it was determined an expansion of our network was needed in order to be more price competitive in the Australian market, and we expended $16 million in a network expansion that commenced in 2005 and completed in 2006. Furthermore, a similar conclusion was made as it relates to portions of our network in Canada with a 2006 expansion costing $10 million.

•

In addition to a write-down of our assets to an amount lower than their estimated fair value, which is contrary to paragraph 7 of SFAS No. 144, the suggested application would result in goodwill being recorded on our books of $85 million, which would be $30 million in excess of the recorded fixed assets. We believe that this result is contrary to other relevant accounting standards, including SFAS No. 141 and the Staff’s position as stated in the “Current Accounting and Disclosure Issues in the Division of Corporate Finance,” section II.G.1, dated November 30, 2006, on SFAS No. 141:

FASB Statement No. 141 requires that the cost of an acquired entity be allocated to the assets acquired and the liabilities assumed based on their fair value at the acquisition date. Any residual of the purchase price in excess of the identified assets and liabilities is accounted for as goodwill. Because FAS 141 eliminates the requirement to amortize goodwill, it is important for registrants to ensure they are identifying all intangible assets acquired rather than inappropriately adding their value to goodwill if unidentified.

Furthermore, writing off the amortizable assets in excess of the amount currently recorded by us, would result in an inappropriate matching of expenses (future depreciation of fixed assets) against the revenues they generate.

In support of the rationale provided above, we offer the following:

We understand that the FASB staff was posed with the following question from one of the top four independent accounting firms:

Question:

Could the requirement in SFAS No. 144 to allocate a measured impairment loss to only those long-lived assets that are within the scope of SFAS No. 144 produce anomalous results if the carrying amount of the impaired asset group includes goodwill?

Larry Spirgel

United States Securities and Exchange Commission

Answer

Yes. If the entity’s reporting units under SFAS No. 142 and asset groups under SFAS No. 144 are at the same level, applying the requirement to allocate a measured impairment loss may produce anomalous results.

Consider the following example. An asset group under SFAS No. 144 also is a reporting unit under SFAS No. 142. The group, which is comprised of a long-lived asset of $1,000 and goodwill of $1,000 for a total carrying amount of $2,000, fails the recoverability test. The fair value of the group is $1,100 and the fair value of the long-lived asset apart from the group is $800.

Applied literally, SFAS No. 144 requires the entity to write the long-lived asset down by $900 (the difference between the group’s carrying amount of $2,000 and the fair value of $1,100) to an adjusted carrying amount of $100. In that scenario, when the entity then tests the goodwill for impairment under SFAS No. 142, the fair value of the reporting unit equals its carrying amount. The reporting unit passes step 1 of SFAS No. 142, and the goodwill remains on the balance sheet at $1,000.

However, there is a fundamental interaction between the two statements. The FASB believes that the loss recognized under SFAS No. 144 in the example is limited to the amount necessary to write the long-lived asset down to its fair value. In the example, based upon the FASB’s interpretation, the entity recognizes an SFAS No. 144 impairment charge of $200 ($1,000 carrying amount less $800 fair value), reducing the carrying amount of the long-lived asset to $800. Next, it tests the goodwill for impairment under SFAS No. 142. Because the carrying amount of the reporting unit ($1,800) exceeds its fair value ($1,100), the reporting unit fails Step 1 of SFAS No. 142. The entity measures a goodwill impairment charge loss of $700 (the difference between the goodwill’s carrying amount of $1,000 and the residual fair value of the group of $300), reducing the goodwill’s carrying amount to $300.

We believe that the above FASB’s interpretation is consistent with our application. Under our application, we recorded $152 million of our impairment to fixed assets and $5 million to our other long-lived assets (bringing all long-lived assets to the estimated fair value). Conducting an SFAS No. 142 impairment analysis, then, results in the remaining portion of the difference between the asset group’s carrying value ($195.5 million after the long-lived assets write-down) and its fair value ($143.6 million), being recorded as a $51.9 million write-down of goodwill. Because of the fundamental interaction of the two statements, the final aggregate and individual book values should remain the same. As previously acknowledged, our disclosure was not representative of the correct guidance that drove the impairment write-down. The following table

Larry Spirgel

United States Securities and Exchange Commission

compares the impairment as currently disclosed, as compared to the proposed revised disclosure.

As disclosed (In millions)	Opening NBV	SFAS No. 144 Impairment Charge	SFAS No. 142 Impairment Charge	Final Book Value
Fixed assets	$257.0	$(151.8)	$—	$105.2
Goodwill	86.8	(51.1)	(0.8)	34.9
Customer lists	8.8	(5.3)	—	3.5

	$352.6	$(208.2)	$(0.8)	$143.6

As revised (In millions)	Opening NBV	SFAS No. 144 Impairment Charge	SFAS No. 142 Impairment Charge	Final Book Value
Fixed assets	$257.0	$(151.8)	$—	$105.2
Goodwill	86.8	—	(51.9)	34.9
Customer lists	8.8	(5.3)	—	3.5

	$352.6	$(157.1)	$(51.9)	$143.6

Based upon the provisions of paragraph 7 of SFAS No. 144 and the interpretive guidance provided by the Board, we believe we have accurately applied the provisions of SFAS Nos. 144 and 142, and no further revisions need to be made to our allocation method. However, our disclosure around the impairment charge has been depicted by us as predominantly resulting from applying SFAS No. 144. As stated above, we have viewed our impairment charge as resulting from the two standards (SFAS Nos. 144 and 142) combined. As noted in the above interpretive guidance, the FASB also recognizes the two standards as interrelated. Based on these facts, we will revise our disclosure to better state the application of the two standards to our impairment charge in our next Annual Report on Form 10-K, expected to be filed on or about March 16, 2007, as follows:

In the second quarter 2006, pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company identified certain indications of impairment. The overall deterioration in economic conditions within the telecommunications industry, including certain pricing actions enacted by incumbent carriers, during the first half of 2006 led the Company to believe that the fair value of certain long-lived assets had decreased significantly. Based on the Company’s evaluation, it was determined that the estimated future cash flows were less than the carrying value of its long-lived assets. The Company’s assets were evaluated as a single asset group, because of the nature of the cash flows being inseparable within a global telecommunications company. Therefore, the impairment was applied equally across the entire asset group. Accordingly, during the second quarter 2006, the Company adjusted the carrying

Larry Spirgel

United States Securities and Exchange Commission

value of its long-lived assets, including property and equipment and amortizing intangible assets, to their estimated fair value of $108.7 million, as determined through a replacement cost analysis. This adjustment resulted in an asset impairment write-down of $157.1 million, consisting of the following specific asset write-downs: $151.8 million in property and equipment and $5.3 million in customer lists and other intangible assets. The estimated fair value of the Company’s assets was based on the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

Because of the impairment identified under the guidance of SFAS No. 144, the Company performed an analysis under SFAS No. 142, “Goodwill and Other Intangible Assets.” Through that evaluation, the Company determined that a $51.9 million impairment to goodwill was required in the Europe, United States and Other, Canada and Asia-Pacific reporting units.

2.	In performing the annual goodwill impairment test, you estimated the fair value of a reporting unit based on an allocation of the market capitalization of your common stock between reporting units. If the carrying value of a reporting unit is negative, you use alternative valuation techniques based on the fair value of invested capital and current liabilities. Tell us how you applied the guidance in paragraphs 23 through 25 of SFAS 142 in evaluating whether these are appropriate methods for estimating the fair value of a reporting unit. Discuss the consideration you gave to using a present value method to estimate fair value. Also discuss in more detail how you determine the market capitalization of your common stock and provide an example to illustrate how you allocate it to your reporting units.

Primus’ Response:

In performing our SFAS No. 142 analysis, we considered the guidance in paragraphs 23 through 25 of SFAS No. 142 in order to determine the fair value of our reporting units in connection with performing our goodwill impairment analysis. In order to determine the fair value of our reporting units, we determined the fair value of the entity as a whole and then allocated the fair value among the reporting units.

Paragraph 23 states, “Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.” Given that none of the reporting units have a unique quoted price in an active market, we chose to consider language in paragraph 24.

Paragraph 24 indicates, “If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques.” We determined that the use of the quoted market price for Primus as a whole (which was then trading on the

Larry Spirgel

United States Securities and Exchange Commission

NASDAQ Capital Market) would represent “the best information available” and represent a price for a “similar asset.”

The table below illustrates two methods of how we determined our fair value:

Method 1 - Determination of Equity Market Capitalization
Market Price at June 30, 2006	$0.56
No. of shares outstanding at June 30, 2006	113,819,009

Calculated Equity Market Capitalization	$63,738,645

Method 2—Determination of Invested Capital
Calculated equity market capitalization	$63,738,645
Calculated debt market capitalization	485,058,500	(1)

Calculated invested capital	$548,797,145

(1)	Total debt less market discount on publicly traded debt

Note: We specifically considered the need for a control premium as noted in paragraph B154 of SFAS No. 142 and determined this was inappropriate due to the financial situation of Primus as we would not expect a potential suitor to seek a controlling interest in us through equity purchases. We also considered additional valuation techniques and considered the use of present value and market multiples for valuing our reporting units which are discussed further below.

In order to allocate the value of Primus as a whole among the reporting units, we considered paragraph 25:

25.	In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated.

Given that paragraph 25 supports the use of multiples in determining fair value, we determined that allocating the value of Primus to each of the reporting units based on their relative portions of total projected EBITDA provided an objective measure of the fair value of each reporting unit.

Larry Spirgel

United States Securities and Exchange Commission

The table is an example of our allocation methodology to allocate enterprise value based upon EBITDA projections:

	EBITDA Projections (in thousands)%		Allocated Fair Value
United States and Other	1,000	10.0%	6,373,865
Canada	2,000	20.0%	12,747,729
Europe	3,000	30.0%	19,121,594
Asia-Pacific	4,000	40.0%	25,495,457

Total	10,000	100.0%	63,738,645

Once a methodology for determining the fair value of a reporting unit has been identified, the next step is to compare the fair value to the carrying value of the reporting unit. We utilized three separate methods as we believe an SFAS No. 142 assessment requires a positive carrying value in order to perform an appropriate analysis for impairment, and under Methods 1 and 2, carrying values of different reporting units were determined to be negative. Each method adjusts the carrying value and corresponding fair value to reflect appropriately the impact of the methodology utilized.

In Method 1, we determined fair value by utilizing the equity market capitalization based upon our stock price and the number of common shares outstanding at the measurement date. We then compared that result to the net assets of the Company and evaluated for impairment. However, because each reporting unit had a negative carrying value, we proceeded to Method 2. In Method 2, we determined fair value by utilizing invested capital (or the equity market capitalization plus the fair value of outstanding debt). We adjusted the carrying value developed for Method 1 by increasing it for the carrying value of the reporting units’ share of corporate debt and the reporting units’ debt to compare to the total invested capital. Under Method 2, an impairment for the Europe reporting unit was determined; however, the United States and Other reporting unit was still at a negative carrying value. In Method 3, we defined fair value by utilizing invested capital determined in Method 2 plus the reporting units’ share of current liabilities to compare to total assets of the reporting unit.

We believe that each of the above methodologies are acceptable and appropriate under SFAS No. 142. However, at the time of our analysis we also performed a sensitivity analysis for each method based upon a present value technique and concluded that each of the determined fair values were reasonable whether under a discounted cash flow basis or an allocation of the fair value based upon projected EBITDA multiples.

As we noted in our response to Question #1, following our SFAS No. 144 analysis we conducted the above discussed SFAS No. 142 analysis after adjusting the carrying values to reflect the impairment recorded against fixed assets under SFAS No. 144.

Larry Spirgel

United States Securities and Exchange Commission

The SFAS No. 142 analysis resulted in the remainder of the $209 million impairment charge being recorded under SFAS No. 142. We will adjust our disclosure to present the impairment charge as presented in our response to Question #1.

Please be advised that the Audit Committee of the Company has reviewed this response letter and agrees with the responses as drafted. If you need further information, please contact us by phone (703)394-4504 or by fax (703)902-2814.

Very truly yours,

/s/ THOMAS R. KLOSTER

Thomas R. Kloster

Chief Financial Officer (Principal Financial Officer)

Primus Telecommunications Group, Incorporated